UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. information for Annual General Meeting to be held on Monday, March 3, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

January 31, 2003

By:

/s/ David M. Hall

      Name: David M. Hall

  Title: Chief Financial Officer

ANGIOTECH PHARMACEUTICALS, INC.

1618 Station Street

Vancouver, British Columbia V6A 1B6

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of Angiotech Pharmaceuticals, Inc. (the “Company”) will be held at 9:00 A.M., Pacific Time, on March 3, 2003 in the Centre for Dialogue Room at Simon Fraser University, 580 West Hastings Street, Vancouver, British Columbia, for the following purposes:

1.

To receive and consider the report of the directors and the financial statements of the Company, together with the auditor's report thereon, for the financial year ended September 30, 2002.

2.

To elect directors for the ensuing year.

3.

To appoint the auditor for the ensuing year.

4.

To authorize the directors to fix the remuneration to be paid to the auditor.

5.

To pass a special resolution to authorize the Company to subdivide each Common share of the Company on a two (2) for one (1) basis.

6.

To approve the adoption of a new 2003 Stock Option Plan which incorporates changes as a result of proposed amendments by the Toronto Stock Exchange (the “TSX Amendments”) upon the TSX Amendments receiving final regulatory approval.

7.

To approve the adoption of a new Stock Option Plan which increases the maximum number of shares issuable pursuant to the Company’s existing and subsequently adopted stock option plans and certain other changes, which new Stock Option Plan will be in place until the TSX Amendments receive final regulatory approval.

8.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.  All proposed resolutions by management are ordinary resolutions.  Ordinary resolutions tabled at the meeting require approval by a simple majority of the votes cast by those members of the Company who, being entitled to do so, vote in person or by proxy at the meeting.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 23th day of January, 2003.

BY ORDER OF THE BOARD

/s/ David Hall

David Hall, Chief Financial Officer

and Corporate Secretary

ANGIOTECH PHARMACEUTICALS, INC.

1618 Station Street
Vancouver, British Columbia V6A 1B6

INFORMATION CIRCULAR

(As at January 20, 2003, except as indicated)

The annual general meeting of Angiotech Pharmaceuticals, Inc. (the “Company”) will be held at 9:00 A.M., Pacific Time, on March 3, 2003 in the Centre for Dialogue Room at Simon Fraser University, 580 West Hastings Street, Vancouver, British Columbia, together with any adjournment of that meeting (the “Meeting”).  Any member of the Company (a “Shareholder”) holding Common shares of the Company as at January 20, 2003 will be entitled to vote at the Meeting.

SOLICITATION OF PROXY

This information circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  As well, the Company may retain proxy solicitation firms to encourage greater Shareholder participation.  The cost of solicitation, which is not determinable at present, but in any event not material to the Company, will be borne by the Company.

VOTING OF PROXY

The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Company.

A Shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy (and who need not be a Shareholder) to attend and act for him or her and on his or her behalf at the Meeting.  To exercise this right, the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names, or may submit another proxy.

The shares represented by proxies in favour of management will be voted on any ballot (subject to any restrictions they may contain) in favour of the matters described in the proxy.  Where no instruction is specified by a Shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

REVOCABILITY OF PROXY

Any Shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting prior to the commencement of the Meeting.  The registered office of the Company is Irwin, White & Jennings, Suite 2620, 1055 West Georgia Street, Vancouver, British Columbia  V6E 3R5.

NOTICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Common shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their Common shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered members. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of the Company. Such Common shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Members’ meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy is supplied to a Beneficial Shareholder by its broker and is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a non-registered Shareholder receive such a form wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the Management Proxyholders name in the form and insert the non-registered Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC.  IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the common shares voted. All references to Shareholders in this information circular and the accompanying form of proxy and notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists at present of 250,000,000 shares without par value divided into 200,000,000 Common shares and 50,000,000 Class I Preference shares.

As of January 20, 2003, there were 15,854,003 Common shares issued and outstanding.  No Class I Preference Shares and no other Common shares of the Company are issued and outstanding.  As at January 20, 2003, the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 364,606 Common shares, representing 2.3% of all issued and outstanding Common shares of the Company.

A proposed resolution set out in this Information Circular, if approved by Shareholders, would result in a subdivision of all issued and outstanding shares as of the Meeting.  See “Particulars of Other Matters to be Acted Upon”.

Holders of Common shares as at January 20, 2003 are entitled to receive notice of any meeting of Shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Common share entitles its holder to one vote.  Subject to the rights of the holders of Preference shares, the holders of Common shares are entitled to receive on a pro-rata basis such dividends as the Board of Directors of the Company may declare out of funds legally available therefor.  In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Company, such holders are entitled to receive (on a pro-rata basis) all of the assets of the Company remaining after payment of all of the Company’s liabilities, subject to the rights of holders of Preference shares.  The Common shares carry no pre-emptive or conversion rights.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to any class of shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal occupation and occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed(1)
William L. Hunter, MD Vancouver, B.C. President, Chief Executive Officer and Director	Sept/02 to present – President & CEO, Angiotech; Aug/98 to Sept/02 – Chairman & CEO, Angiotech; Jan/97 to Aug/98 – CEO & CSO, Angiotech	Since 1992	87,689
Kenneth H. Galbraith, CA White Rock, B.C. Director	Oct/00 to present – President, Gigha Consulting Ltd.; May/96 to Oct/00 – Senior Vice President & Chief Financial Officer, QLT, Inc	Since 2000	1,000
David T. Howard North Vancouver, B.C. Chairperson of the Board, Director	May/00 to present – President & CEO, SCOLR, Inc.; July/97 to May/00– President & Chief Operating Officer, Novopharm International; July/97 to May/00 - President, Novopharm USA Inc.	Since 2000	150
John McDermott Chandler, Arizona, USA Director	April/02 to present – President, Bard Peripheral Vascular, a Division of C.R. Bard, Inc.; Feb/90 to April/02 – President, IMPRA Inc.	Since 1999	500
Hartley T. Richardson Winnipeg, Manitoba Director	1998 to present – President & CEO, James Richardson & Sons, Limited; 1993 to 1998 – President, James Richardson & Sons, Limited.	Since 2002	50,000

Notes:

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at January 20, 2003, based  upon information furnished to the Company by individual nominees.

Executive Officers and Directors

The following are brief biographies of the Company’s nominees.

William L. Hunter, MD, President & Chief Executive Officer, Director.  William Hunter is a founder and a member of the scientific and management teams of the Company.  Dr. Hunter has co-authored many peer-reviewed publications and abstracts, funded research grants and numerous patents and patent applications since 1992. Dr. Hunter is active in the Science Council of British Columbia and serves as a director of Vigil Health Management Inc., and of The Michael Smith Foundation for Health Research.  Dr. Hunter received his BSc from McGill University, Montreal in 1985 and his MSc, with a focus on angiogenesis, and MD from the University of British Columbia in 1989 and 1992 respectively.  Dr. Hunter has earned numerous awards including the 2002 BC Biotech Vision and Leadership Award, the 2001 Pacific Region Entrepreneur of the Year Award for Technology and Communications, British Columbia Science & Technology Award for Industrial Innovation, Business in Vancouver’s Top 40 under 40, as well as The Caldwell Partners Canada’s Top 40 under 40.

David T. Howard, Chairperson of the Board, Director.  David Howard joined the Board of Directors in March 2000 and became Chairperson of the Board of Directors in September 2002.  Mr. Howard is President & Chief Executive Officer of SCOLR, Inc. Prior to this, Mr. Howard was President & Chief Operating Officer of Novopharm International of Toronto, Ontario.  He was also President of Novopharm USA Inc. and has held numerous other positions with the Novopharm group of companies.  Prior to joining Novopharm, Mr. Howard was Vice President – Pharmaceuticals with Boehringer Mannheim Canada and held numerous positions with Rhone-Poulenc Pharma Inc. in Montreal.

Kenneth H. Galbraith, CA, Director.  Kenneth Galbraith joined the Board of Directors in March 2000.  Mr. Galbraith is the President of Gigha Consulting Ltd., a technology consulting and investment management company, formed in October 2000.  Previously, he was employed by QLT Inc., a biotechnology company where he progressed to the position of Executive Vice President and Chief Financial Officer during his 12 year tenure.  Mr. Galbraith is a Director of several private and public biotechnology companies, including Kinetek Pharmaceuticals Inc., Micrologix Biotech Inc., Stressgen Biotechnologies Corporation, and Neuro Discovery Inc.  He is a former founding Director and Chairman of B.C. Biotech and a former Chair of one of Canada’s Centres of Excellence Networks, the Canadian Bacterial Diseases Network.  Mr. Galbraith is currently a director of The Michael Smith Foundation for Health Research and the Fraser Health Authority.  Mr. Galbraith received his Bachelor of Commerce (Honours) from the University of British Columbia in 1985 and was admitted as a Chartered Accountant in B.C. in 1988.

John McDermott, Director.  John McDermott joined the Board of Directors in September 1999.  Mr. McDermott is the President of Bard Peripheral Vascular, a Division of C.R. Bard, Inc.  Bard Peripheral Vascular is a medical device company focused on treatments for vascular and venous disease, dialysis access and maintenance and cancer detection.  C.R. Bard, Inc. entered into an exclusive, worldwide license and co-development agreement with the Company in December 1998 for perivascular paclitaxel for peripheral vascular applications.

Hartley T. Richardson, Director.  Hartley Richardson joined the Board of Directors in July 2002.  Mr. Richardson is the President and Chief Executive Officer of James Richardson & Sons, Limited, a private company founded in 1857 and headquartered in Winnipeg, Manitoba.  Mr. Richardson also serves as a Director of the Royal Bank of Canada, DuPont Canada Inc., MacDonald Dettwiler and Associates, Canadian Council of Chief Executives, Asia Pacific Foundation of Canada and the Business Council of Manitoba.  Other affiliations include The Carlyle Group Canadian Advisory Board, The Trilateral Commission, and the World Economic Forum Global Leaders of Tomorrow.

Committees of the Board of Directors

The Company has an audit committee, a compensation committee, and a governance and nominating committee.  Current members of these committees are identified in the following table:

Committee	Committee Members
Audit Committee	Kenneth Galbraith (Chairperson), David Howard and Hartley Richardson
Compensation Committee	David Howard (Chairperson), Kenneth Galbraith and John McDermott
Governance and Nominating Committee	John McDermott (Chairperson), David Howard and Hartley Richardson

CORPORATE GOVERNANCE

The Board of Directors of the Company believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company.  The system of corporate governance should reflect the Company’s particular circumstance, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all Shareholders.

The Toronto Stock Exchange Committee on Corporate Governance in Canada has issued a series of proposed guidelines for effective corporate governance (the “TSE Report”), and the Toronto Stock Exchange requires listed companies to disclose their corporate governance system in their annual reports or information circulars.  As well, the Company has adopted specific corporate governance requirements of the U.S. Sarbanes-Oxley Act (“SOX Obligations”) which became law in 2002.

The Executive Committee has reviewed the TSE Report, the SOX Obligations and the Company’s own corporate governance practices, with input and guidance from the Board of Directors.  The Company’s policy and practices are compared to the TSE Report in Schedule “B” to this Circular, which explains the Company’s corporate governance system and its adherence to the guidelines set out in the TSE Report.  The Company is committed to meeting or exceeding the recommendations set out in the TSE Report and the SOX Obligations.  During 2002, the Board of Directors continued to further its commitment to corporate governance through reviewing existing processes and, where appropriate, developing new ones, and will continue to ensure an effective process and structure for the management of the Company at all levels.

The existing Board of Directors is composed of 6 directors, 4 of whom would be considered unrelated directors by the TSE Report.  Of the 5 proposed nominees for the position of director, 4 would be considered unrelated directors by the TSE Report.

The TSE Report defines a significant shareholder as a shareholder with the ability to exercise a majority of votes for the election of the Board of Directors.  The Company does not have a significant shareholder.

AUDIT COMMITTEE

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors.  Management has the responsibility for the financial statements and the reporting process, including the systems of internal controls.  In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with Canadian generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian generally accepted auditing standards.  In addition, the Audit Committee has discussed with the independent auditors the auditors’ independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor and considered the compatibility of non-audit services with the auditors’ independence.

The Audit Committee discussed with the Company’s independent auditors the overall scope and plans for their audit.  The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during fiscal 2002.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited consolidated financial statements be included in the Annual Report for the year ended September 30, 2002 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission. The Audit Committee and the Board of Directors have also recommended, subject to Shareholder approval, the selection of the Company’s independent auditor for the upcoming financial year.

Report Submitted by the Audit Committee

(Signed) Kenneth Galbraith, Chairperson	(Signed) David Howard	(Signed) Hartley Richardson

EXECUTIVE COMPENSATION

The following table presented in accordance with Canadian securities legislation (“the Rules”) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at September 30, 2002 and the other four most highly compensated executive officers of the Company as at September 30, 2002 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers").

Summary Compensation Table

Summary Compensation Table for 2002, 2001and 2000  Financial Years

		Annual Compensation			Long-Term Compensation
					Awards	Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Copmensation (6)
William L. Hunter, MD President, Chief Executive Officer and Director	2002 2001 2000	$644,232 $557,164 $365,625	$184,616 $200,000 $110,000	Nil Nil Nil	100,000 150,000 150,000	Nil Nil Nil	Nil Nil Nil	$77,682 $56,741 Nil
Donald E. Longenecker, PhD (5) Director	2002(1) (4) 2001(1) 2000	$657,438 $584,500 $395,000	$187,200 $200,000 $110,000	Nil Nil Nil	80,000 120,000 120,000	Nil Nil Nil	Nil Nil Nil	$912,327 $28,858 $48,653
David McMasters, ESQ Vice President, Intellectual Property & General Counsel	2002(1) 2001(1) (2)	$539,717 $406,264	$126,750 Nil	Nil Nil	30,000 175,000	Nil Nil	Nil Nil	Nil Nil
Jeanne Bertonis, MBA Vice President, Corporate Development	2002(1) 2001(1) 2000(3)	$308,224 $234,610 $80,352	$43,338 $39,263 Nil	Nil Nil Nil	20,000 17,500 150,000	Nil Nil Nil	Nil Nil Nil	$6,060 Nil Nil
David E. Hartnett, MSc, MBA (6)	2002(1) (5) 2001(1) 2000	$232,360 $243,855 $208,125	$49,920 $54,375 $36,000	Nil Nil Nil	30,000 30,000 25,000	Nil Nil Nil	Nil Nil Nil	$16,553 $1,297 $6,015

Notes:

(1)

These amounts were paid in U.S. dollars and, for the purposes of this table, converted to Canadian dollars using the exchanges rates of 1.57 for 2002, 1.579 for 2001 and 1.49 for 2000.

(2)

Mr. McMasters commenced employment with the Company in December, 2000.  Therefore, 2001 represents compensation for 10 months.

(3)

Ms. Bertonis commenced employment with the Company in May 2000.  Therefore, 2000 represents compensation of 5 months.

(4)

Mr. Longenecker retired as President on September 30, 2002.  However, he continues as a part time employee until September 30, 2003.

(5)

Mr. Hartnett retired on June 30, 2002.  However, he continues as a part time employee until June 30, 2003.

(6)

These amounts represent premiums on term life insurance, relocation costs, automobile lease, executive tax services, and family travel.  In addition, the 2002 amount for Dr. Longenecker includes a retirement allowance of $866,550 as per an employment agreement.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP of cash or non-cash compensation that is intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities).  No LTIP awards were paid or distributed to the Named Executive Officers during the most recently completed financial year, other than the options set out below.

Option/Stock Appreciation Rights (“SAR”) Grants During the
Most Recently Completed Financial Year

The following table (presented in accordance with the Rules) sets forth stock options granted under the Company’s Stock Option Plan (the “Stock Option Plan”) or otherwise during the most recently completed financial year to each of the Named Executive Officers.  See disclosure regarding the Stock Option Plan under “Executive Compensation - Report on Executive Compensation - Stock Options”.

Name	Securities Under Options/SAR’s Granted (#)	% of Total Options/SAR’s Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on Date of Grant ($/Security)	Expiration Date
William L. Hunter	100,000	16.2%	$85.55	$85.55	December 6, 2011
Donald E. Longenecker	80,000	13.0%	$85.55	$85.55	December 6, 2011
David McMasters	30,000	4.9%	$85.55	$85.55	December 6, 2011
Jeanne Bertonis	20,000	3.2%	$85.55	$85.55	December 6, 2011
David E. Hartnett	30,000	4.9%	$85.55	$85.55	December 6, 2011

Aggregated Options/SAR Exercises During the Most Recently completed Financial Year and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR’s at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR’s at Fiscal Year-End ($) Exercisable/ Unexercisable (1)
William L. Hunter	0 Common Shares	Nil	356,266 / 219,791	11,594,897 / 1,638,467
Donald E. Longenecker	50,000 Common Shares	3,040,000	194,792 / 175,208	4,494,094 / 1,279,006
David McMasters	0 Common Shares	Nil	90,104 / 114,896	Nil / Nil
Jeanne Bertonis	0 Common Shares	Nil	99,323 / 88,177	1,527,618 / 1,107,082
David E. Hartnett	20,500 Common Shares	1,272,410	37,926 / 17,374	913,324 / 309,393

Notes:

(1)

As at September 30, 2002, the closing price of the Company’s Common shares on the Toronto Stock Exchange was $62.99.

Stock Option Plans

As of January 20, 2003, the Company has outstanding stock options to purchase 2,609,897 Common shares.  These options are all non-transferable and have been granted to employees, officers and directors of the Company, and persons providing ongoing management and consulting services to the Company.  The options have been granted pursuant to:  (a) the Company’s current stock option plan (the “Stock Option Plan”) established December 8, 1997, as amended by the Shareholders on March 16, 1999, March 20, 2000 and March 6, 2001 (2,571,397 Common shares), (b) the Company’s previous stock option plan (the “1996 Option Plan”) established July 2, 1996 and superceded by the Stock Option Plan (10,000 Common shares) and (c) directors’ resolutions dated February 1, 1996 (28,500 Common shares).

The 1996 Option Plan provided that the Board of Directors could from time to time grant options, to a maximum for any one person of 5% percent of the total issued and outstanding Common shares.  The Board of Directors could grant options to any person who was an employee or director of the Company or any of its subsidiaries or any other person or company engaged to provide ongoing management, financial or scientific consulting or like services for the Company or any of its subsidiaries.  The exercise price of options granted under the 1996 Option Plan was determined by the directors as the Company was not public at that time.  The term of any option granted did not exceed the maximum statutorily permitted time period.  Except as otherwise provided in the 1996 Option Plan, the options are cumulatively exercisable in installments over the option period at a rate to be fixed by the Board of Directors.  The Company did not provide financial assistance to any optionee in connection with the exercise of options under the 1996 Option Plan.

The 2001 Stock Option Plan (the “Stock Option Plan”) was established at an annual general meeting held on March 5, 2001 and complies with the requirements of the Toronto Stock Exchange.

The Stock Option Plan, as amended, provides for the issuance of non-transferable options to purchase up to 3,076,161 Common shares to employees, officers and directors of the Company, and persons providing ongoing management or consulting services to the Company, with any one person permitted, subject to the approval of the Board of Directors, to receive options to acquire up to 5% of the issued and outstanding Common shares.  The purchase price of Common shares under each option will be fixed by the Board of Directors and will not be less than the closing price of the Common shares on The Toronto Stock Exchange for the last day Common shares were traded prior to the date the option was granted.  Each option will expire on the earlier of (i) the expiration date as determined by the Board of Directors, which date shall not be more than ten years from the date it is granted; (ii) 365 days after the optionee dies, retires in accordance with the Company’s retirement policy or is permanently disabled; (iii) 30 days after the optionee ceases to be a person qualified to receive an option, if as a result of early retirement, voluntary resignation or termination other than for cause; and (iv) immediately upon the optionee ceasing to be a person qualified to receive an option, if as a result of termination for cause.

The options granted under the Stock Option Plan may vest over time as determined by the Board of Directors.  If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested.  The number of options granted may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of The Toronto Stock Exchange.

The Board of Directors is entitled to suspend, terminate or discontinue the Stock Option Plan or amend or revise the terms of the Stock Option Plan, subject to the approval, in certain circumstances, of The Toronto Stock Exchange and the Shareholders of the Company.

Shareholder approval will be sought at the Meeting to either (i) replace the existing Stock Option Plan with a plan similar to those used by U.S. Companies or (ii) to adopt a new Stock Option Plan that, among other things, would maintain the percentage of shares available under the Stock Option Plan at 20% of the issued and outstanding Common shares of the Company as of the Meeting. See “Particulars of Other Matters to be Acted Upon”.

Shareholder Rights Plan

On March 5, 2002, the Shareholders agreed to re-adopt the Shareholder Rights Plan (“the Plan”) previously adopted by the Company on March 16, 1999 (subject to amending all references of February 10, 1999 to March 5, 2002), on the terms of the Rights Agreement dated as of February 10, 1999 between the Company and a trust company designated as Rights Agent.

A holder of the right is entitled to acquire, under certain conditions, Common shares of the Company at a 50% discount to the market upon a person or group of persons (the “Acquirors”) acquiring 20% or more of the Common shares of the Company.  All Shareholders, other than the Acquirors, hold the right to acquire the Common shares at a discount. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan.  The Plan is valid until the first Shareholders meeting held after March 5, 2005.

The Rights Plan is designed to encourage the fair treatment of Shareholders in connection with any take-over offer for the Company.  The Rights Plan will provide the Board of Directors and the Shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board of Directors to pursue, if appropriate, other alternatives to maximize Shareholder value and to allow additional time for competing bids to emerge.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Compensation Committee of the Board of Directors (the “Compensation Committee”) reviews each employment agreement with its Named Executive Officers as required or deemed necessary.  The Compensation Committee has completed its annual review of its Named Executive Officers’ compensation.  Base salary increases ranging between 5.0% and 10.0% were awarded to the Named Executive Officers, excluding the Officers who retired during the year.  In addition, bonuses totaling $557,575 were granted to the Named Executives Officers which were paid in October and December 2002 and January 2003.  The Named Executives were also granted 160,000 stock options at an exercise price of $53.87 per Common share in December 2002 pursuant to the Company’s existing Stock Option Plan.  All agreements with the Named Executive Officers provide that, in the event of a change of control of the Company, all awards, stock options and cash bonuses granted will fully vest and, in the event of termination of employment within twelve months of a change of control of the Company, such executive officers will receive a severance payment equal to twelve or twenty-four months’salary.

Compensation Committee

The Compensation Committee consists of three members - David Howard (Chairperson), Kenneth Galbraith and John McDermott.  All of the members of the Compensation Committee are independent of management (See “Executive Officers and Directors” for a description of the relationship each member has to the Company).  None of the members of the Compensation Committee has any indebtedness to the Company or any of its subsidiaries, nor have they any material interest, or any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company.

Report on Executive Compensation

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee.  The Compensation Committee met once formally and had several other discussions during the last financial year.  The Company’s executive compensation program consists of a base salary, the opportunity to earn an annual bonus and a longer term component consisting of stock options.

The Compensation Committee sets out to provide a compensation package that is competitive, will attract and retain qualified executives and will encourage performance by executives to enhance the growth and profitability of the Company.  The Compensation Committee adopts the use of varied compensation plans to optimize the role of the executive compensation program in providing incentives for the achievement of balancing the Company’s short and long term objectives.

The Compensation Committee positions its executive compensation (including salaries and bonus awards) at or above the median of the range of compensation levels for comparative companies.  The comparative companies are North American biotechnology and pharmaceutical companies at a similar stage of development and market capitalization.

External surveys by experts in executive compensation practices are used to provide competitive compensation data for comparable knowledge, skills and expertise.  Variables such as corporate size, geographical location and market demand for certain skills all have an influence on compensation levels and are analyzed and considered when setting compensation.

The salary structure, including bonuses, reflects competitive practices in the marketplace in which the Company competes to attract and retain qualified executives.

Base Salary

The Compensation Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market salary data from peer groups, industry and national surveys provided by independent organizations and consultants.  The level of base salary for each employee within a specified range is determined by assessing the level of responsibility and impact on decision-making at the Company. It is also impacted by the education and past experience of the employee. The level of past performance by the employee (determined by reference to corporate and individual objectives set at the beginning of each calendar year) will also affect base salary.

The Chairperson of the Compensation Committee, with the assistance of human resources, prepares recommendations for the Compensation Committee with respect to the base salary to be paid to the Chairperson of the Board of Directors and Chief Executive Officer and to other executive officers. The Compensation Committee’s recommendations for base salaries for the executive officers, including the Chairperson of the Board of Directors and Chief Executive Officer, are then submitted for approval by the Board of Directors of the Company.

Annual Bonus

Annual bonus awards were introduced to provide incentives for and to reward performance and behaviors that lead to the realization of corporate and individual objectives. Performance assessments evaluate corporate and individual objectives and behaviors such as the promotion of teamwork and the development of individuals to maximize their achievements.

Stock Options

Grants of stock options are made to executive officers, employees and directors on the basis of the number of options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to impact corporate and business performance.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, directors and employees of the Company and to closely align the personal interests of such persons to the interests of the Shareholders.

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer (“CEO”) consists of an annual base salary, annual bonus, other compensation and stock options determined in the manner described in the above discussion of compensation for all executive officers and positions the CEO within a range based on the CEO’s experience and/or performance within the Company and the biotechnology and pharmaceutical industry in North America.

Report Submitted by the Compensation Committee

(Signed) David Howard, Chairperson	(Signed) Kenneth Galbraith	(Signed) John McDermott

Compensation of Directors

For 2002, the Company paid each director who is not an employee (“a non-employee director”) a retainer fee of $15,000 per year, payable quarterly.  In addition, the non-employee directors receive $1,000 for each Board of Directors and committee meeting attended in person or by telephone and reimbursements for expenses incurred on behalf of the Company.  Upon initially being elected or appointed to the Board of Directors, and on each subsequent annual re-election to the Board of Directors, each non-employee director is eligible to be granted an option, at the Board of Directors’ discretion, to purchase up to 10,000 Common shares pursuant to the Company’s Stock Option Plan.

For the year ended September 30, 2002, the non-executive directors of the Company were paid $90,500 for their service on the Board of Directors.  Non-executive directors of the Company were issued a total of 45,000 stock options in the year ended September 30, 2002.

Directors and Officers’ Insurance

The Company maintains insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of US$25 million.  The policy governing such insurance is subject to standard exclusions and limitations.  During the fiscal year ended September 30, 2002, the amount of premiums paid in respect of such insurance was US$203,800.

Key Management Insurance

The Company is the beneficiary under key management insurance policies of $0.5 million on the lives of each of William L. Hunter and Donald E. Longenecker. The Company pays the combined current annual premium for these policies of $3,108.

Comparative Shareholder Return Performance Graph

The following graph compares cumulative total Shareholder return on $100 invested in Common shares of the Company on December 18, 1997 with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”), assuming the re-investment of dividends.  The Common shares began trading on the TSX on December 18, 1997.

[graph]

The following numerical values were used to generate the Share Price Performance Graph.

	Dec. 18/97	Sept. 30/98	Sept. 30/99	Sept. 30/00	Sept. 30/01	Sept. 30/02
Company’s Total Return	100.00	90.00	111.50	600.00	680.70	629.90
S&P/TSX	100.00	80.90	103.86	154.91	102.08	92.25

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries, either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF INDEPENDENT AUDITORS

The firm of Ernst & Young LLP served as independent auditors for the Company for the year ended September 30, 2002.  Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that Ernst & Young LLP continue in this capacity for the current fiscal year.  Ernst & Young LLP were first appointed as independent auditors of the Company on June 2, 1995.

The aggregate fees billed for professional services rendered by Ernst & Young LLP for the year ended September 30, 2002 are as follows:

1.

Audit Fees (excluding other audit related services) - For audit of the Company’s annual consolidated financial statements for the year ended September 30, 2002 and reviews of the Company’s quarterly consolidated financial statements, audit fees were $120,000.

2.

Financial Information Systems Design and Implementation Fees – No services were performed by, and no fees were incurred or paid to Ernst & Young LLP in connection with designing or implementing a hardware or software system that aggregates source data underlying the Company’s financial statements or generates information that is significant to the financial statements taken as a whole.

3.

All Other Fees – The aggregate fees invoiced to the Company by Ernst & Young LLP for all other services rendered during the year ended September 30, 2002, excluding the audit of the Company’s annual consolidated financial statements for the year ended September 30, 2002, were as follows:

Audit related services (1)	$ 82,000
Corporate tax related services	614,000
Other non-audit fees	77,000
$ 773,000

(1)

Audit related services includes fees for business acquisitions and due diligence.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Ernst & Young LLP, Chartered Accountants, of 700 West Georgia Street, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Board of Directors.  If the resolution is not adopted, the Board of Directors will consider the selection of another public accounting firm for the current fiscal year.

The Company has been advised that a representative of Ernst & Young LLP will attend the Annual General Meeting and will have the opportunity to make a statement and respond to appropriate questions from Shareholders.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who held a position of director or senior officer of the Company since the commencement of the last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

SUBDIVISION OF COMMON SHARES

The Board of Directors of the Company has recommended a proposed subdivision (the “Stock Split”) of the issued Common shares of the Company to increase the total number of Common shares held by the shareholders. The Stock Split will result in each shareholder of the Company receiving one additional Common share of the Company for each existing Common share they held as of March 17, 2003 (the “Stock Split Record Date”).

The Board of Directors believes that the Stock Split is in the best interests of the Company and the shareholders for each of the following reasons:

•

the resulting reduction in the trading price per Common share will make it less expensive for small shareholders to purchase a board lot of the Company’s Common shares, resulting in a broader range of share ownership for the Company; and

•

the increase in the number of Common shares outstanding will result in greater liquidity for existing shareholders.

In order to be effective, the Stock Split must be approved by the shareholders of the Company by special resolution. If the special resolution is passed and all regulatory approvals are obtained, it is expected that the Common shares will begin to trade on a subdivided basis on or about March 13, 2003. If approved, the subdivision of the Common shares will be completed by the “push out” method. Accordingly, shareholders of record on the Stock Split Record Date will retain the Common shares they currently hold and will be provided with certificates representing an equal number of additional Common shares.

Corporate legislation requires that the authorized share capital be increased by the increased number of shares issued pursuant to a subdivision.  Given that the existing authorized share capital is sufficient to permit the subdivision, the Company recommends that any increase of authorized share capital required by corporate law be immediately reduced by an equal amount.  That reduction is reflected in the resolution set out below.

The proposed special resolution will be presented to shareholders at the Meeting in substantially the form set forth below. The special resolution will be adopted as a special resolution of the Company only if it receives the affirmative vote of not less than three-quarters of the votes cast by Shareholders either in person or proxy at the Meeting.

Recommendation of Board of Directors

The Board of Directors recommends a vote FOR the following special resolution:

BE IT RESOLVED as a special resolution that:

1.

The Company authorize the subdivision of its unissued and issued Common Shares on a two (2) for one (1) basis and the resulting increase of its authorized number of Common Shares by 200,000,000 to 400,000,000;

2.

The Company authorize the cancellation of unissued Common Shares so that the number of authorized Common Shares of the Company shall be 200,000,000;

3.

The Company adopt the form of Amended Memorandum of the Company in the form set out as Schedule “A”; and

4.

any one director or officer of the Company be and is hereby authorized and directed to execute and file the necessary Amended Memorandum and all such other documents and to do such other things as they deem necessary or desirable for the implementation of this special resolution, provided that the directors may, in their sole discretion, revoke this special resolution before the subdivision of the Common Shares is effected without further approval of the shareholders.

ADOPTION OF A NEW STOCK OPTION PLAN

While the Company is a Canadian corporation and located in Canada, its major competitors for skilled biopharmaceutical employees are located in the United States.  Stock options are an important component of a skilled employee’s decision to accept a position, retain a position or leave a position with a biopharmaceutical company.  As a result, the Company has sought to ensure that its stock option plan is competitive with those used by U.S. competitors and that sufficient stock options are available to attract employee candidates that are sought also by U.S. competitors.  In addition, the Company has attempted to grant options that will allow skilled employees to resist the employment offers now made to Company employees by U. S. competitors.

Toronto Stock Exchange (“TSX”) stock option requirements limit the Company’s ability to use U.S.-style stock option plans. Since the Company’s incorporation, this limit has affected the Company’s ability to compete for employees. The TSX has recently made proposals that, if implemented, could harmonize the regulations affecting the TSX and other stock exchange stock option plans. Those proposals require, among other things, disinterested shareholder approval for their adoption.

What are these restrictions?  While many shareholders assume that the Company’s stock option plan allows for up to 20% of the issued and outstanding shares of the Company from time to time, that is not the case.  Only a specific number of shares have been allocated for stock options that reduces as a percentage of the issued and outstanding share capital as more shares of the Company are issued through normal course treasury financings or share based merger and acquisition activities. As well, once the options are exercised they cannot be granted again to new employees as the Company grows.  For example, during the past year the 555,197 options previously granted to three retiring senior officers of the Company may not be used to attract new candidates needed to continue the Company’s enviable growth.  At present, after ten years of operations, the Company has virtually no more options available for grants to attract new skilled employees, including replacements for three retired senior officers, or to retain our existing employees at a time when the Company’s U.S. competitors are not so restricted.  That is why the Company is recommending to shareholders that they approve the adoption of a U.S. style stock option plan for the Company.

In addition to changes to make the Company’s stock option plan more competitive, the Company is also recommending changes that will (i) reduce the length of an option’s term to encourage option holders to accelerate shareholder value, (ii) permit option holders who take early retirement, resign voluntarily or are terminated other than for cause to be granted a 90 day period to exercise their options if stock trading is forbidden by the Company due to confidential information during that exercise period and (iii) provide non-discretionary options for independent directors to ensure good corporate governance practices.

Current Stock Option Plan

The Company’s current stock option plan (the “Current Plan”) was established at an annual general meeting held on March 5, 2001. The Current Plan limits the number of common shares that may be issued upon the exercise of stock options to 3,076,161 common shares. To date the nature of the Current Plan and the number of common shares that may be issuable under the Current Plan has been subject to the standards and practices and the written approval of the TSX.

Proposed TSX Amendments to Stock Option Plans

In July of 2002, the TSX announced its intention to amend certain of its standards and practices, including those concerning stock option plans (the “TSX Amendments”). Under the TSX Amendments, the TSX has proposed that all stock option plans be submitted to disinterested security holders for their approval and that issues of the appropriateness of the terms and conditions of stock option plans be decided by shareholders and not the TSX.

As a result of the TSX Amendments, the Company may now, subject to the Company providing sufficient disclosure to shareholders on the nature of any stock option plans and obtaining disinterested shareholder approval for any such stock option plans:

(a)

adopt an “evergreen” stock option plan. An “evergreen” stock option plan permits a company to increase the number of shares available under its stock option plan to either (i) maintain a percentage in relation to the issued and outstanding share capital as it changes from time to time, or (ii) to allow for unforeseen circumstances that require the issuance of a number of stock options; and

(b)

amend their stock option plan to allow it to include in the pool of common shares available for option those options that have been subsequently exercised for common shares. Previously, the TSX has required that upon exercise, options subject to a particular stock option plan not be returned to the pool of available options for that plan.

These amendments to stock option plans are the normal practice for United States issuers. The adoption of the TSX Amendments are subject to final regulatory approval.

The New Stock Option Plan

The Company proposes the adoption of a new 2003 stock option plan (the “New Plan”) which incorporates both changes as a result of the TSX Amendments as well as other changes that the Company believes will be positive for shareholders of the Company. Set out below is a discussion of the major changes to be included in the New Plan as well as the major differences between the New Plan and the Current Plan.

The Current Plan and the New Plan both are designed to assist the Company in attracting, retaining and motivating directors, officers and employees of the Company and will be administered by the Board of Directors in accordance with the rules and policies of The Toronto Stock Exchange and NASDAQ. Under the Current Plan, options may be granted to directors, officers, employees and other services providers (including those providing ongoing management or consulting services to the Company) to the Company (the “Service Providers”). Under the New Plan, this will not be changed. However, the Company believes that the New Plan, which is similar to existing stock option plans for United States companies, will allow the Company to compete more effectively for eligible employees in the United States market and help resist the employment offers now made to Company employees from United States companies.

The Current Plan, as amended, provides for the issuance of non-transferable options to purchase up to 3,076,161 Common shares to Eligible Participants. This represents approximately 19.4% of the currently issued and outstanding common shares of the Company. In addition, the number of shares which may be issuable under the Current Plan within a one year period cannot exceed 20% of the outstanding common shares of the Company.

The New Plan will be an “evergreen” stock option plan and therefore will provide that the total number of common shares which may be issued under options to Service Providers shall not exceed 20% of the outstanding common shares of the Company on a non-diluted basis from time to time. In addition, upon the exercise of an option, that option will return to the pool of options available for issuance.

Under the Current Plan and New Plan, the maximum number of shares issuable to any one optionee cannot exceed 5% of the total number of issued and outstanding shares of the Company on a non-diluted basis. In addition, the number of shares which may be reserved for issue pursuant to options granted to insiders of the Company cannot exceed 20% of the total number of issued and outstanding common shares of the Company on a non-diluted basis.

Under the Current Plan and the New Plan, the purchase price of Common shares under each option will be fixed by the board of directors and will not be less than the closing price of the Common shares on the TSX for the last day Common shares were traded prior to the date the option was granted.  As such, each option is at market price.

Under the Current Plan, each option will expire on the earlier of:

(a)

the expiration date as determined by the board of directors, which date shall not be more than ten years from the date it is granted;

(b)

365 days after the optionee dies, retires in accordance with the Company's retirement policy or is permanently disabled;

(c)

30 days after the optionee ceases to be a person qualified to receive an option, if as a result of early retirement, voluntary resignation or termination other than for cause; and

(d)

immediately upon the optionee ceasing to be a person qualified to receive an option, if as a result of termination for cause.

Under the New Plan, the Company proposes that the expiration date for stock options be reduced from ten (10) years to five (5) years. Stock options granted under the Current Plan prior to the date the New Plan is adopted will continue to have an expiration date of ten (10) years. In addition, the Company is proposing that in the case of early retirement, voluntary resignation or termination other than for cause, the 30 day period be extended to 90 days to permit a more orderly disposition of shares obtained from the exercise of stock options and that such a period of time be in addition to any blackout period that may begin prior to or during that 90 day period. A blackout period is an interval of time in which employees may not trade in securities of the Company because they may be in possession of insider information. A good example of this is the period of time between entering negotiations for a transaction and the actual conclusion of a final agreement on that transaction. If an Optionee was to retire, resign or be terminated other than for cause during a blackout period, or a blackout period occurred during their 90 day exercise window, that individual would be unable to exercise their options. All other expiration provisions will remain the same under the New Plan.

The options granted under the Current Plan and the New Plan may vest over time as determined by the board of directors of the Company.  If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested.

The number of options granted under the Current Plan may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX and any other governmental authority having jurisdiction. Under the New Plan, the approval of the TSX is no longer required for an adjustment as a result of the TSX Amendments.

Under the Current Plan and the New Plan, the board of directors of the Company is entitled to suspend, terminate or discontinue the Current Plan or the New Plan, or amend or revise the terms of the Current Plan or the New Plan, subject to the approval, in certain circumstances, of the TSX and the Shareholders of the Company.

Under the Current Plan and the New Plan, the Company will not lend any money or provide any financial assistance to Service Providers.

Benefits of the New Stock Option Plan

The Company is of the view that the provisions of the New Plan that are changes from the Current Plan are of benefit to the Company and the shareholders for the following reasons:

Change of Expiration Date of Options

Under the New Plan, the maximum expiration date for stock options will be reduced from the current ten (10) years to five (5) years. Now that the Company has reached its tenth anniversary, much of the long process of establishing the value of the Company has been completed and optionholders do not need the assurance of a 10 year option term for realizing the value of their efforts to increase share value.  The Company believes that reducing the number of years an option may remain outstanding will provide even greater incentive to optionholders to maximize share price within the 5 year term of the options. Existing options which exist prior to the New Plan will continue to have a ten (10) year term.

Allowance for Blackout Period for Exercise of Options

Under the New Plan, the Company is proposing that a 90 day exercise window be in addition to any blackout period that may occur immediately before or during the 90 day period following an Optionee’s early retirement, voluntary resignation or termination other than for cause. The Company believes that this change is of benefit to the Company and to shareholders for two reasons.  First, the exercise window will permit a more orderly disposition of shares obtained from the exercise of stock options. Second, individuals who are retiring or resigning should not delay their departure unnecessarily merely awaiting a non-blackout period in which to do so. In addition, the Company will not be forced to delay a termination other than for cause unnecessarily so that an Optionee will not be prejudiced in their ability to exercise their options.

Outside Directors and Non-Discretionary Options

The New Plan will provide for the non-discretionary allocation from the common shares reserved under the New Plan of 5,000 options to the Company’s independent directors upon first election or appointment and to such directors on a semi-annual basis thereafter occurring at the time of the annual general meeting and September 1 each year. The Company believes that non-discretionary grants of options to independent directors are of benefit to the Company and the shareholders because:

(a)

independent directors will not have to rely on management for the grant of discretionary options;

(b)

a number of major Canadian companies have in place similar provisions regarding non-discretionary grants of options to outside directors;

(c)

Fairvest Securities Corporation, an independent review organization that reviews compensation plans for institutional investor clients has indicated that it favours non-discretionary grants to avoid issues of “self-dealing”; and

(d)

all other terms and conditions governing the non-discretionary grant of options will be the same as for all other stock option grants.

Evergreen Provisions

The New Plan will include provisions under which the maximum number of common shares issuable under the New Plan will be a constant 20% of the issued and outstanding common shares of the Company, calculated on a non-diluted basis. Such a provision will make the Company’s New Plan similar to most public companies in the United States, which have an “evergreen” stock option plan to attract and retain eligible employees.  An evergreen stock option plan always allows for a set percentage of issued and outstanding shares of the Company to be available for issuance, ensuring that as a corporation’s share capital grows through regular corporate activity, the corporation can likewise have stock options to attract and retain eligible employees.  Management believes that the ability to maintain the number of shares available under a stock option plan automatically at a fixed percentage approved by shareholders, is of benefit to the Company and to the shareholders because:

(a)

it permits the Company to adapt quickly to changes of management and hiring practices. For instance, currently the Company is close to the maximum number of shares that may be issued under a stock option plan and in order to hire someone new and make a new grant of options it must either:

(i)

incur the costs of holding a special shareholders meeting at the time of hiring a new employee to obtain approval from shareholders for an increase in the number of options available and then grant new options, or

(ii)

grant options subject to shareholder approval at the next shareholders’ meeting.

Neither of these alternatives is advantageous to the Company, since companies which are able to grant unconditional options upon employment will be much better placed to attract and retain motivated and eligible employees than those which are unable to do so;

(b)

where an increase in the number of options being granted is merely to ensure that a set percentage of issued and outstanding share capital is being maintained, it avoids the need to obtain repeated shareholder approval for that increase, thereby reducing the increased costs of either holding a special meeting, or requiring additional lengthy disclosure and mailing costs associated with its approval at an annual general meeting of shareholders; and

(c)

since most companies listed in the United States have an evergreen stock option plan to attract and retain eligible employees and the Company competes for eligible employees in the United States market, not having an evergreen plan could put the Company at a serious disadvantage in attracting management candidates that are sought by United States companies.

Option Pool Return

Consistent with making the New Plan an “evergreen plan”, the New Plan will include in the pool of common shares available for options those options that have been previously exercised for common shares. Previously, the TSX has required that upon exercise, options subject to a particular stock option plan not be returned to the pool of available options for that plan. The TSX Amendments would permit this change and management believes that this is a benefit to the Company and to shareholders of the Company because it allows the Company to always maintain a set percentage of common shares available for option and therefore permits the Company to ensure that it can attract, retain and motivate eligible employees.  Again, such a change would make the Company’s New Plan similar to most public companies in the United States, the Company’s main competitors for employees.

Administrative and Conforming Amendments

As a result of the TSX Amendments, provisions in the Current Plan require a number of administrative and conforming amendments. For instance, in a number of provisions in the Current Plan, there are references to the requirement for TSX approval. In the event that the TSX Amendments receive the required regulatory approval, management proposes making administrative and conforming amendments to remove these references.

Recommendation for New Stock Option Plan

The Company is of the view that in the event that the TSX Amendments receive all required regulatory approval, the Company should adopt the New Plan. Consequently, in order to approve the New Plan, disinterested Shareholders of the Company (all Shareholders excluding insiders and associates of insiders) will be asked to pass an ordinary resolution in the following terms:

“RESOLVED, that upon all necessary regulatory approval being granted for certain amendments to the Toronto Stock Exchange’s standards and practices which would permit shareholders to adopt stock option plans without current Toronto Stock Exchange restrictions, the “2003 Stock Option Plan”, the form of which has been made available to the Company’s Shareholders, be adopted and approved by the Company, and that all grants of stock options by the Company occurring after the receipt of such regulatory approval be pursuant to the “2003 Stock Option Plan”.

To the best of the knowledge of the Company, 413,673 shares beneficially owned by insiders and their associates will not be counted in the vote.

For full particulars, please refer to the text of the proposed New Plan, a copy of which is available from the Corporate Communications Manager who can be reached by telephone at (604) 221-6901, by telecopier at (604) 221-2330 and by email at info@angio.com.

Amended New Stock Option Plan

In the event that the TSX Amendments do not receive the required regulatory approval or shareholders are not in favour of the amendments relating to the evergreen provisions, the option pool return and the administrative and conforming changes, the Company is proposing that shareholders approve an amended “2003 Stock Option Plan” (the “Amended Plan”) which will incorporate changes relating to the change of expiration date of options, allowance for blackout period for exercise of options and outside directors non-discretionary options, as they are discussed above, but will not include the evergreen provisions, the option pool return and the administrative and conforming changes. Instead, the Amended Plan will increase the number of shares available for option under the Current Plan from 3,076,161 to that number of shares that is equal to 20% of the common shares issued as of the Meeting Date.

Pursuant to the existing standards and policies of the TSX, the stock option plan of every listed company must state the number of shares issuable under the plan. The Company has determined that it is in the best interests of the Shareholders to increase the number of shares issuable under the Current Plan to 20% of the issued and outstanding shares of the Company as of March 5, 2003.  At present the Company has virtually no stock options available for granting to existing and future directors, officers and employees of the Company.  The Company anticipates hiring additional officers and employees and appointing new directors as it continues to expand its operations.  Stock options are a key component in attracting well qualified candidates to positions within the Company and provide a significant incentive for continued, effective performance.  It is also anticipated that additional options may be made available to employees, officers, directors and others providing ongoing management and consulting services to the Company.  These options provide an ongoing incentive for performance and contribution to the Company's objectives.  As stock options granted by the Company are typically structured to vest over a four year period, it is unlikely that a significant number of the options already granted, or contemplated to be granted over the next year, will be exercised.

In addition, the Company is in the process of completing the acquisition of Cohesion Technologies Inc. (“Cohesion”). As a result of the Cohesion acquisition, the Company could issue to former shareholders of Cohesion between approximately 1.2 million and 1.6 million Common shares, depending upon the exchange rate applied to shares of Cohesion and the exact number of issued and outstanding shares of Cohesion at the time of the closing of the acquisition. If the Cohesion transaction is completed, a number of new employees may join the Company, and as such, the Company must have available sufficient new options for grant purposes.

In order to ensure that sufficient options are available to address the anticipated needs of the Company, the Company believes it requires more shares to be subject to the Current Plan. The Company proposes that the number of shares issuable under the 2003 Plan be increased to represent in total 20% of the present issued and outstanding shares of the Company, which is an anticipated increase of up to 415,000 shares from the existing 3,076,161 Common shares.  The new number of shares issuable under the 2003 Plan will be adjusted to take into account any subdivision of Common shares if that subdivision is approved by Shareholders and implemented. See “Subdivision of Common Shares”. In accordance with the policies of the TSX, the increase in the number of shares available under the 2003 Plan will not be effective unless the resolution approving it is passed by a simple majority of the votes cast in respect thereof, other than votes attaching to shares beneficially owned by insiders and their associates. To the best of the knowledge of the Company, 413,673 Common shares beneficially owned by insiders and their associates will not be counted in the vote.

Recommendation for Amended Stock Option Plan

Consequently, in the event that the TSX Amendments do not receive the required regulatory approval or shareholders are not in favour of the amendments relating to the evergreen provisions, the option pool return and the administrative and conforming changes, the Shareholders of the Company will be asked to pass an ordinary resolution in the following terms:

“RESOLVED, that the amended “2003 Stock Option Plan”, a form of which has been made available to the Company’s shareholders, including the number of shares subject to the 2003 Stock Option Plan being increased from 3,076,161 to that amount equal to 20% of the issued and outstanding common shares of the Company as of March 3, 2003, be adopted and approved by the Company, and that all grants of stock options by the Company occurring on or after March 3, 2002, be pursuant to the amended “2003 Stock Option Plan” and that no further grants of stock options by the Company be pursuant to the existing Stock Option Plan.”

This resolution relating to the Amended Plan, if passed, will be superseded by the resolution relating to the New Plan, if passed, if and when the TSX Amendments are adopted.

For full particulars, please refer to the text of the proposed Amended Plan, a copy of which is available from the Corporate Communications Manager who can be reached by telephone at (604) 221-6901, by telecopier at (604) 221-2330 and by email at info@angio.com.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice for the Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 23rd day of January, 2003.

BY ORDER OF THE BOARD

/s/ David M. Hall

David M. Hall
Chief Financial Officer and Corporate Secretary

SCHEDULE “A”

COMPANY ACT

MEMORANDUM OF ANGIOTECH PHARAMCEUTICALS, INC.

(as altered by Special Resolution dated March 3, 2003)

1.

The name of the Company is Angiotech Pharmaceuticals, Inc.

2.

The authorized capital of the Company consists of 250,000,000 shares without par value, divided into 200,000,000 Common shares and 50,000,000 Class I Preference shares.

SCHEDULE “B”

	TSE Corporate Governance Committee Guidelines	Does the Corporation Align?	Comments
1.	Board of Directors should explicitly assume responsibility for the stewardship of the corporation and specifically for:
a.	Adoption of a strategic planning process.	Yes

The Company intends to establish a leadership position in the development of technologies for enhancing the performance of medical devices and biomaterials through the innovative use of pharmotherapeutics.  In order to achieve this goal, the Company has adopted strategies to leverage its broad technology platform, target significant markets, pursue strategic alliances, and establish and maintain a strong intellectual property portfolio.  The Company’s strategy is under constant review by the Board of Directors and senior management.

b.	Identification of specific risks and implementing risk management systems.	Yes

The Audit Committee and the Board of Directors will regularly review the Company’s principal operational and strategic risks and develop any additional appropriate risk management systems deemed necessary.  The Company’s auditors, in conjunction with the annual audit, review management systems.  The Company has contracts and insurance to limit its operational liabilities.

c.	Succession planning and monitoring senior management.	Yes

The Board of Directors has active directors.  It appoints or proposes to the Shareholders that they elect appropriately skilled members to the Board of Directors.  The reporting structure contemplates senior management reporting to the CEO and the CEO reporting to the Board of Directors.  Senior management regularly attend meetings of the Board of Directors.

d.	Communications policy.	Yes

The Board of Directors has ensured that the Company has effective communication with its Shareholders and the public.  The Company provides appropriate disclosure of all material information as required by law.  All material press releases are reviewed by legal counsel.  The Company has had and has specific people responsible for corporate communications and Shareholder relations.

e.	Integrity of internal control and management of information systems.	Yes

The Board of Directors and the Audit Committee regularly review the adequacy of the Company’s internal controls.  Internal controls and management of information are regularly upgraded as is required for the Company’s continuing and growing operations.  The Audit Committee meets with the Company’s auditors on a quarterly basis.

2.	Majority of directors should be “unrelated” (independent of management).	Yes

The majority of the Board of Directors are independent from management and free from any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company.

3.	Disclose for each director whether he or she is related, and how that conclusion was reached.	Yes

William L. Hunter MD is a member of senior management and is the only Board of Directors member who is related to the Company.  David Howard, Kenneth Galbraith, John McDermott and Hartley Richardson are unrelated.  Donald Longenecker, a present director, is also related to the Company but has not been nominated by the Company for re-election.

4. a.	Appoint a committee responsible for appointment/assessment of directors.	Yes

The Governance and Nominating Committee has the mandate to:

(a) annually recommend candidates for the Board of Directors;

(b) review credentials of nominees for election;

(c) recommend candidates for filling vacancies on the Board of Directors; and

(d) ensure qualifications are maintained.

b.	Composed exclusively of outside, non-management directors, the majority of whom are unrelated.	Yes	The Governance and Nominating Committee is comprised of John McDermott, Hartley Richardson and David Howard.
5.	Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors.	Yes

The Governance and Nominating Committee is mandated to monitor the quality of the relationship between management and the Board of Directors and to assess the effectiveness of the Board of Directors, its committees and individual directors, and recommend improvements.  The assessment process is ad-hoc.  Given the small size of the Board of Directors, performance of the directors as members of the Board of Directors and its committees is readily apparent.

6.	Provide orientation and education programs for new directors.	Yes

While there is no formal program, the Company’s operations are regularly reviewed at meetings of the Board of Directors.  Furthermore, new Board of Directors members are introduced to senior officers and are informed in detail about the Company’s assets and current strategies.

7.	The Board of Directors should examine its size and where appropriate reduce the number of directors, with a view to improving effectiveness.	Yes

The present number of directors is six, which enables the President and CEO to be a director while at the same time having a majority of the directors independent of the Company.  The Company has proposed five nominees for the position of director in the upcoming year.

8.	Review compensation of directors to reflect risk and responsibility.	Yes	The Compensation Committee has a policy regarding compensation levels for independent directors. Management members of the Board of Directors are not compensated as directors.
9. a.	Committees should generally be composed of non-management directors.	Yes	All committees are composed exclusively of non-management directors.
b.	Majority of committee members should be unrelated.	Yes	All committees are composed exclusively of unrelated directors.
10.	Assign a committee responsible for approach to Corporate Governance.	Yes	The Governance and Nominating Committee is generally mandated to be responsible for developing policies and implementing procedures as approved by the Board of Directors.
11.	Define limits to management’s responsibilities by developing mandates for:
a.	The Board of Directors.	Yes

The Board of Directors principal responsibilities are: to plan and approve corporate strategies and goals; to ensure effective communications systems are in place among the Company, its Shareholders and the public; to supervise and evaluate management, including the establishment of executive limitations; to provide oversight of the conduct of the business; and to monitor organizational performance against those goals and executive limitations to derive balanced judgments about issues confronting the Company from time to time.

b.	The Chief Executive Officer.	Yes

The CEO’s objectives include the general mandate to maximize Shareholder value and to fulfill strategic plans of the Company.  As a key force in the Company’s business, the CEO has no limits to his mandate but does regularly report to, and when appropriate seek approval from, the Board of Directors.

c.	Board of Directors should approve Chief Executive Officer’s corporate objectives.	Yes	The Board of Directors is active in the regular reviews of the Company’s strategic plan including the approval of corporate objectives.
12.	Establish structures and procedures to ensure the Board of Directors can function independently of management.	Yes

The Board of Directors functions and its Chairperson is chosen independently of management. All the committees of the Board of Directors are, at present, comprised only of directors independent of management and the Board of Directors will establish further independent committees when independent functions are required.  At present the Chairperson’s function is only to call for and chair meetings of the Board of Directors and Shareholders.

13. a.	Establish an Audit Committee with a specifically defined mandate.	Yes

The Audit Committee is mandated to (i) assist the Board of Directors in fulfilling its fiduciary responsibilities relating to accounting and reporting practices and internal controls, (ii) review audited financial statements and management’s discussion and analysis of operations with the auditors, (iii) review the annual report and all interim reports of the auditors, (iv) ensure that no restrictions are placed by management on the scope of the auditor’s review and examination of the Company’s accounts and (v) recommend to the Board of Directors the firm of auditors to be nominated by the Board of Directors for appointment by the Shareholders at the annual general meeting.

b.	All members should be non-management directors.	Yes	As stated above, all members of the audit committee are unrelated directors.
14.	Implement a system to enable individual directors to engage outside advisors at corporation expense.	Yes

The Board of Directors has formalized a process to enable individual directors to engage outside advisors, at the Company’s expense, with the authorization of the Governance and Nominating Committee.  As is noted above, the Audit Committee is encouraged to speak directly with the Company’s external auditors on matters pertaining to its mandate.

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

ANGIOTECH PHARMACEUTICALS, INC. (the “Company”)

TO BE HELD AT

Centre for Dialogue Room
Simon Fraser University
580 West Hastings Street,
Vancouver, British Columbia

ON MARCH 3, 2003, AT 9:00 AM, PACIFIC TIME

The undersigned member of the Company (the “Member”) hereby appoints, William L. Hunter, M.D., the President and Chief Executive Officer and Director of the Company, or failing this person, David M. Hall, the Corporate Secretary of the Company, or in the place of the foregoing, ______________________________, as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	To elect as Director, William L. Hunter
2.	To elect as Director, Kenneth H. Galbraith
3.	To elect as Director, David T. Howard
4.	To elect as Director, John McDermott
5.	To elect as Director, Hartley T. Richardson

6.	To appoint Ernst & Young LLP as Auditor of the Company
		For	Against
7.	To authorize the Directors to fix the Auditor's remuneration
8.	To approve the special resolution authorizing the Company to subdivide each Common share of the Company on a two (2) for one (1) basis
9.	To approve the adoption of a new 2003 Stock Option Plan upon all regulatory approvals being obtained for certain Toronto Stock Exchange amendments
10.

To approve the new Stock Option Plan, including an increase in the maximum number of shares issuable under the new Stock Option Plan, until all regulatory approvals are obtained for the Toronto Stock Exchange amendments

11.	To transact such other business as may properly come before the Meeting

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

If someone other than the Member of the Company signs this proxy form on behalf of the named Member of the Company, documentation acceptable to the Chairperson of the Meeting must be deposited with this proxy form, authorizing the signing person to do such.  If the proxy form is not dated by the Member, it shall be deemed to be dated the date of receipt by the Company or Computershare Trust Company of Canada.

3.

(i)

If a registered Member wishes to attend the Meeting to vote on the resolutions in person, register your attendance with the Company's scrutineers at the Meeting.

(ii)

If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent.  At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4.

If a Member cannot attend the Meeting but wishes to vote on the resolutions, the Member can appoint another person, who need not be a Member of the Company, to vote according to the Member's instructions.  To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form.  Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.

5.

If the Member cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form.  Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

6.

The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.   With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7.

If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so.  To attend and vote at the Meeting, the Member must record his/her attendance with the Company’s scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the office of “Computershare Trust Company of Canada” by mail or by fax no later than 9:00 am (Pacific Time) on Thursday, February 27, 2003, or may, at the discretion of the Chairperson, be accepted by the Chairperson of the Meeting prior to the commencement of the Meeting.  The mailing address of Computershare Trust Company of Canada is Suite 401, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 and its fax number is (604) 683-3694.

ANGIOTECH PHARMACEUTICALS, INC.

(the “Company”)

TO: Registered and Non-Registered Shareholders

National Instrument 54-101 provides Shareholders with the opportunity to elect annually to have their name added to the Company’s supplemental mailing list in order to receive quarterly financial statements of the Company. If you wish to receive such statements, please complete and return this form to:

Computershare Trust Company of Canada

Suite 401, 510 Burrard Street

Vancouver, British Columbia

V6C 3B9

Fax: 604-683-3694

___________________________________________

PLEASE PRINT NAME OF SHAREHOLDER

___________________________________________

MAILING ADDRESS

___________________________________________

CITY/TOWN

___________________________________________

PROVINCE/STATE                   POSTAL/ZIP CODE

BY SIGNING BELOW THE UNDERSIGNED HEREBY CERTIFIES TO BE

A SHAREHOLDER OF THE COMPANY.

DATE: _________________, 2003

____________________________________________

SIGNATURE OF SHAREHOLDER